UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                          0-9040


                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     591639 10 9



(Check One): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
                For Period Ended:
                                   ---------------------------------------------
                 [X] Transition Report on Form 10-KSB
                 [ ] Transition Report on Form 20-F
                 [ ] Transition  Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:          June 30, 1998
                                                  ------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

                                 Metro-Tel Corp.
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Full Name of Registrant

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Former Name if Applicable
                              290 N.E. 68th Street
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Address of Principal Executive Office (Street and Number)
                              Miami, Florida 33138
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b. The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company, as a small business issuer, was not able to gather the information necessary to prepare the transition report within the prescribed time period without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification
                  Michael S. Steiner       305               754-4551
                 ---------------------  ---------        ----------------
                        (Name)         (Area Code)      (Telephone Number)


   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s)             [X] Yes  [ ] No

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    (3)  Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                             [ ] Yes  [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

         For the six months ended June 30, 1998, the Company anticipates that it will report net income of $444,193 on revenues of $7,747,321 against net income of $379,094 on revenues of $6,511,446 for the six months ended June 30, 1997.


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                                 Metro-Tel Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 1, 1999                   By    /s/  Michael S. Steiner
                                              ----------------------------------
                                                   Michael S. Steiner